July 11, 2012

FOIA CONFIDENTIAL TREATMENT OF CERTAIN DESIGNATED PORTIONS OF THIS LETTER HAS BEEN REQUESTED BY AVON PRODUCTS, INC. PURSUANT TO RULE 83. SUCH CONFIDENTIAL PORTIONS HAVE BEEN OMITTED, AS INDICATED BY [ ] IN THE TEXT, AND SUBMITTED TO THE COMMISSION.

Mr. Terence O'Brien
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631

Re:	Avon Products, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 29, 2012
File No. 001-04881

Dear Mr. O'Brien:

We are responding to the comments of the staff of the Division of Corporation Finance (the “Staff”) in your letter, dated June 26, 2012, to Ms. Sherilyn McCoy, Chief Executive Officer of Avon Products, Inc. (“Avon” or the “Company”).

The Staff comments are repeated below in italics and followed by the Company's response.

Comment 1

Form 10-K for the Fiscal Year Ended December 31, 2011

1.
We have read your response to prior comment 10 from our letter dated April 13, 2012. We note your position that the fees paid for the brochures and website support you provide to the Representatives do not meet the definition of revenues per ASC 605-10-S99-1, as the brochures and website support do not represent your ongoing major or central operations. While we understand that the brochures and website support are not your primary products sold, it is unclear how you determined that the brochures and website support are not part of your ongoing

Mr. Terence O’Brien

July 11, 2012
FOIA CONFIDENTIAL TREATMENT REQUESTED BY AVON PRODUCTS, INC. PURSUANT TO RULE 83

major or central operations. These two items would appear to be a critical tool your Representatives use to sell your products to the end customer. On page F-12, you state that you reclassified $30.7 million of order processing fees from selling, general and administrative expenses to other revenue on the Income Statement for the year ended December 31, 2009. Please tell us the contributing factors that you considered in concluding that order processing meet the definition of revenues but the fees received from the brochures and website support do not meet the definition of revenues. Please also tell us and quantify the components of other revenue and how you determined each component meets the definition of revenues. If you determine that brochure fees and website support fees should be presented as other revenue, please tell us your consideration of ASC 225-10-S99-2(b)(2)(e) in presenting brochure expenses and your website support costs as a components of cost of sales.

Response 1

Our response is organized to first address our considerations regarding the accounting treatment of brochures, website support and sales aids, then to address considerations regarding the accounting treatment of order processing fees and related reclassification and finally, to address the quantification of components of other revenue.

Our marketing efforts include providing brochures, website support and sales aids (collectively referred to as “promotional materials”) to the Representatives to promote Avon's products. The promotional materials are given directly to customers by the Representatives as a marketing activity. Our historical accounting policy has been to treat such marketing costs as selling, general and administrative expenses (“SG&A”). Specifically, our brochures, along with our website support, which represent electronic brochures, are effectively product catalogues, which is included as an example of advertising in ASC 720-35, Advertising Costs. The fees associated with these promotional materials represent a partial reimbursement of promotional costs incurred for the benefit of our Company and the independent Representatives.

We evaluated whether the costs for these promotional materials should be recorded on a gross basis or net of reimbursements received from independent Representatives. We applied the guidance in ASC 605-45-45-1 through 18, Revenue Recognition - Overall Considerations of Reporting Revenue Gross as a Principal versus Net as an Agent by analogy and determined that a gross presentation was appropriate since we are the principal in the design, production and distribution of promotional materials. The costs of the promotional materials are classified in SG&A consistent with the nature of the expenses and in accordance with ASC 720-35.

Mr. Terence O’Brien

July 11, 2012
FOIA CONFIDENTIAL TREATMENT REQUESTED BY AVON PRODUCTS, INC. PURSUANT TO RULE 83

As the fees paid by Representatives for promotional materials represent cash inflows to our operations, we considered how these fees should be presented in our financial statements. Specifically, the fees associated with promotional materials do not represent the ongoing major or central operations of our Company, which is the sale of beauty and related products to Representatives (consistent with FASB Concepts Statement 6, Elements of Financial Statements). The fees received from the Representatives instead represent a partial cost recovery arrangement. We also note that the promotional materials are not sold to Representatives for the purpose of resale to customers, while beauty and related products are sold to Representatives for the intention of resale to consumers. Accordingly, since distributing promotional materials to Representatives is a marketing activity, the presentation below gross profit in arriving at operating profit was considered the most appropriate presentation.

As such, we concluded that the partial reimbursements received from independent Representatives for our promotional materials should be classified in other operating income; however, these fees have been historically immaterial as a percentage of SG&A expense. After considering Rule 4-02 of Regulation S-X, which provides that if an amount which would otherwise be required to be shown is not material, then it need not be separately set forth, we concluded that including these fees within SG&A expense was a reasonable approach as we do not present an other income line item within operating profit. Should the amounts become material to the financial statements, we would add a line item “other operating income” within operating profit.

As the brochure fees represent the most significant of the fees for reimbursements of promotional materials, we have disclosed the amounts of brochure fees received from Representatives, the amounts of brochure costs and where such items have been classified within our Financial Statements in Note 1 - Description of the Business and Summary of Significant Accounting Policies to our Financial Statements in our Form 10-K for the fiscal year ended December 31, 2011.

In contrast, we applied the guidance in ASC 605-45-45-19 through 21, Revenue Recognition - Shipping and Handling Fees and Costs, to account for order processing fees, as these represent handling fees that are directly related to the sales of products and are charged to Representatives as a result of a beauty or related product sales transaction. Our historical accounting policy has been to account for such fees as other revenue in accordance with the aforementioned literature. During 2010, we reclassified $30.7 million of order processing fees from selling, general and administrative expenses to other revenue on the Income Statement for the year ended December 31, 2009. This reclassification was to conform the presentation of order processing fees with our accounting policy and relevant authoritative accounting literature for one of our markets whose classification we identified had been inconsistent with our accounting policy.

Mr. Terence O’Brien

July 11, 2012
FOIA CONFIDENTIAL TREATMENT REQUESTED BY AVON PRODUCTS, INC. PURSUANT TO RULE 83

As requested, the table below summarizes the components of other revenue:

(dollars in millions)		2011			2010			2009
Total other revenue		$179.6			$131.5			$120.4

Order processing fees	[	*	]	[	*	]	[	*	]
Shipping fees	[	*	]	[	*	]	[	*	]
VAT settlement	[	*	]	[	*	]	[	*	]
Other	[	*	]	[	*	]	[	*	]

We applied the guidance of ASC 605-45-45 and determined that order processing and shipping fees meet the definition of revenues as these represent shipping and handling fees that are directly related to product sales. The VAT settlement represents revenue resulting from the settlement of a long time dispute associated with an estimated Value Added Tax (“VAT”) liability in the United Kingdom which was initially recognized as a reduction to revenue, as disclosed in Management's Discussion and Analysis in our Form 10-K for the fiscal year ended December 31, 2011.

In connection with the Company's response to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

We would be pleased to discuss any of the foregoing responses to the extent you require further clarification or additional information. Please feel free to contact Kimberly Ross at (212) 282-5474 or myself at (914) 935-2172.

Mr. Terence O’Brien

July 11, 2012
FOIA CONFIDENTIAL TREATMENT REQUESTED BY AVON PRODUCTS, INC. PURSUANT TO RULE 83

Sincerely,

/s/ Robert Loughran
Robert Loughran
Vice President, Corporate Controller, Avon Products, Inc.

cc: Tracey McKoy, Staff Accountant, United States Securities & Exchange Commission
Kimberly Ross, Executive Vice President and Chief Financial Officer, Avon Products, Inc.
Barbara Loughran, Engagement Partner, PricewaterhouseCoopers LLP